

October 11, 2013

Eric S. Purple
K & L Gates LLP
1601 K Street, N.W.
Washington, DC   20006-1600

RE: Calamos ETF Trust
        File Nos.: 811-22887; 333-191151

Dear Mr. Purple:

        On September 13, 2013, Calamos ETF Trust ("Fund") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares in the Fund, an exchange-traded fund ("ETF").   We have the following comments on the registration statement.

Prospectus

        General

1.   Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund's exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies.

2.   Principal Investment Strategies--In your response, explain the reason for the qualification "primarily" in the Fund's investment in equity securities issued by U.S. companies.

3.   Fees and Expenses of the Fund--We note that the fee table does not include a caption for Acquired Fund Fees and Expenses ("AFFE"). Please confirm to us either that the Fund does not expect to incur AFFE during the next year or that any AFFE incurred is expected to be less than one basis point and will be included in the calculation of Other Expenses.

4.   Fees and Expenses of the Fund--Please confirm that the expense reduction/reimbursement contract will be in effect for at least one year from the effective date of the registration statement. In addition, please confirm there are no recoupments of such waivers. Also, please revise footnote 2 to state that only the board of directors may terminate the agreement.

5.   Principal Investment Strategies and Principal Risks--Please include disclosure in these sections stating that the Fund is an actively managed ETF.

6.   Principal Risks--Please add disclosure that, because the Fund is actively managed, the Fund might not be as tax efficient as an index ETF. Explain the tax consequences of the Fund's generation of short-term capital gains.

7.   Structured Products (page 11) --To the extent that the Fund may invest in credit default swaps and other types of structured products, please disclose what derivatives the Fund intends to invest in and how the Fund intends to cover each instrument for purposes of asset coverage.

8.   Principal Investment Strategies -- Please define "investment grade" when it is first used.

9.   Portfolio Managers – This section contains a list of managers greater than five persons. We note that Form N-1A, Item 5(b), Instruction 2, states that if more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility of the day-to-day management of the Fund's portfolio. Accordingly, the Fund may revise the list of portfolio managers.

Statement of Additional Information ("SAI")

10.   The SAI states that the Fund will invest in convertible securities and synthetic convertible instruments. Please disclose the Fund's policy on the amount it may invest in these instruments.

11.   The SAI references certain companies affiliated with the Adviser and/or the Fund, Calamos Asset Management, Inc., Calamos Investments LLC, Calamos Advisors LLC, Calamos Wealth Management LLC, and Calamos Financial Services LLC. Please briefly describe any services they provide to the Fund and whether agreements exist between these companies and the Fund. If there are written agreements, please file them as exhibits.

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• The Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

• The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel